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                                  May 12, 2000




Berger Worldwide Portfolios Trust
210 University Blvd., Suite 900
Denver, Colorado 80206

Ladies and Gentlemen:

                  As you know, Section 7 of our Investment Advisory Agreement, dated May 12, 2000 (the "Agreement"), provides for compensation to Berger LLC ("Berger") with respect to the series of the Trust known as the Berger International Portfolio (the "Portfolio"), formerly known as Berger/BIAM International Portfolio. Berger hereby agrees to waive all or a portion of its fee under the Agreement as follows:

                  In the event the normal operating expenses of the Portfolio, including amounts payable to Berger pursuant to Section 7 of the Agreement, for any fiscal year ending on a date on which the Agreement is in effect, exceed 1.00% of the Portfolio's average daily net assets, Berger shall reduce its advisory fee due from the Portfolio by the amount of such excess; provided, however, there shall be excluded from such expenses the amount of any interest, taxes, brokerage commissions and extraordinary expenses (including but not limited to legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Portfolio. Whenever the expenses of the Portfolio exceed a pro rata portion of the applicable annual expense limitation, the estimated amount of the waiver under such limitation shall be applied as an offset against the monthly payment of the fee due to Berger under the Agreement.

                  This waiver may not be terminated by Berger without the prior written consent of the Trust, following due consideration of any proposed termination by the Trustees of the Trust, including the Trust's independent Trustees. In addition, this waiver shall terminate automatically upon the termination of the Agreement.


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                  This waiver is applicable only to that series of the Trust known as the Berger International Portfolio (the "Portfolio") and shall not be applicable to any other series of the Trust, whether now existing or hereafter created. This waiver supercedes and replaces in its entirety that certain waiver relating to the Portfolio which was previously executed and delivered by BBOI Worldwide, dated April 30, 1998.

                                       Very truly yours,

                                       BERGER LLC


                                       By:
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                                          Jack R. Thompson
                                          President



Agreed to and accepted by:

BERGER WORLDWIDE PORTFOLIOS TRUST,
with respect to the BERGER INTERNATIONAL PORTFOLIO


By:
   ----------------------------------
Name:  Jack R. Thompson
Title: President